UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

Dr. Simon G. Kukes
5100 Westheimer Suite 200
Houston, Texas 77056
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SK Energy LLC

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[X]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
WC

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Delaware

| 7 | Sole Voting Power
-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially	7,577,038 shares of Common Stock*
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
7,577,038 shares of Common Stock*

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,577,038 shares of Common Stock*

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
49.9% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
OO

* Represents 49.9% of the Issuer’s outstanding Common Stock. The ownership of the Reporting Persons is limited by the Beneficial Ownership Limitation described below.

CUSIP No. 70532Y303

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dr. Simon G. Kukes

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[X]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power
-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially	7,577,038 shares of Common Stock*
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
7,577,038 shares of Common Stock*

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,577,038 shares of Common Stock*

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
49.9% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
IN

* Represents 49.9% of the Issuer’s outstanding Common Stock. The ownership of the Reporting Persons is limited by the Beneficial Ownership Limitation described below.

CUSIP No. 70532Y303

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”), each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On October 25, 2018, SK Energy purchased a $7,000,000 Convertible Promissory Note (the “October 2018 Convertible Note”) from the Company. The October 2018 Convertible Note accrues interest monthly at 8.5% per annum, which interest is payable on the maturity date unless otherwise converted into shares of the Company’s common stock as described below. The October 2018 Convertible Note and all accrued interest thereon are convertible into shares of the Company’s common stock, from time to time, at the option of the holder thereof, at a conversion price equal to $1.79 per share (the “Conversion Price”), which was $0.01 above the closing sales price of the Company’s common stock on the date the October 2018 Convertible Note was entered into.

The conversion of the October 2018 Convertible Note is subject to a 49.9% conversion limitation for so long as SK Energy or any of its affiliates holds such note, which prevents the conversion of any portion thereof into common stock of the Company if such conversion would result in SK Energy beneficially owning (as such term is defined in the Securities Exchange Act of 1934, as amended)(“Beneficially Owning”) more than 49.9% of the Company’s outstanding shares of common stock.

The October 2018 Convertible Note is due and payable on October 25, 2021, but may be prepaid at any time without penalty. The October 2018 Convertible Note contains standard and customary events of default and, upon the occurrence of an event of default, the amount owed under the October 2018 Convertible Note accrues interest at 10% per annum.

On October 25, 2018, the Company and SK Energy agreed to convert an aggregate of $163,756.76 of interest accrued under the June 2018 Convertible Note from its effective date through September 30, 2018, into shares of common stock of the Company, and the Company issued an aggregate of 75,083 shares of common stock to SK Energy on that date, based on an a conversion price equal to the average of the closing sales prices of the Company’s common stock for the ten trading days immediately preceding the last day of the calendar quarter prior to the applicable payment date (i.e., September 30, 2018), rounded up to the nearest whole share of common stock, which conversion price was equal to $2.18 per share.

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on October 26, 2018, the Reporting Persons beneficially own in aggregate 7,577,038 shares of Common Stock representing 49.9% of the 15,184,445 shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company’s Transfer Agent on such date.

As of the close of business on October 26, 2018, SK Energy beneficially owns an aggregate 7,577,038 shares of Common Stock representing 49.9% of the 15,184,445 shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company’s Transfer Agent on such date. By virtue of his relationship with SK Energy discussed in further detail in Item 2, Kukes is deemed to beneficially own the shares of Common Stock beneficially owned by SK Energy.

CUSIP No. 70532Y303

(b)	Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

 Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

On September 20, 2018, SK Energy entered into an agreement with American Resources Inc. (“American”), whose principals are Ivar Siem, a member of the Board of Directors of the Company, and J. Douglas Schick, the President of the Company. Pursuant to the agreement, American agreed to assist Dr. Kukes with his investments in the Company and SK Energy agreed to pay American 25% of the profit realized by SK Energy, if any, following the sale or disposal of the securities of the Company which SK Energy holds and may acquire in the future (prior to such sale/disposition). The profit is to be calculated based on (x) the amount of consideration received by SK Energy in connection with the sale of such securities, minus (y) the consideration paid by SK Energy for the securities, increased by 10% each year that such securities are held. The agreement has a term of four years, but can be terminated at any time by SK Energy with written notice to American.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2018

SK Energy LLC

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes
Chief Executive Officer

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.